# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXICURE, INC., CIK 0001698530
CUSIP: 30205M309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Date of event which requires filing of this statement: 01/07/2026
Filed by CIK 0002046701
Persons authorized to receive notices and communications: Alex Farkas, Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia Canada (A1), V6B 2B5, 236-317-6203

## Reporting persons
- Exicure HiTron Inc. (CIK 0002046701): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 2,592,061; shared voting power 0; sole dispositive power 2,592,061; shared dispositive power 0; aggregate amount beneficially owned 2,592,061 (40.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: EXICURE, INC.
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Comment:
This Amendment No. 3 (this Amendment) to the statement on Schedule 13D with respect to the beneficial ownership of shares of common stock, par value 0.0001 per share (the Shares) of Exicure, Inc., a Delaware corporation (the Issuer), filed by Exicure HiTron Inc., a South Korean corporation (the Reporting Person), amends and supplements the beneficial ownership statement on Schedule 13D originally filed on November 29, 2024, as amended by Amendment No. 1 to the statement on Schedule 13D filed on March 26, 2025 and as amended by Amendment No. 2 to the statement on Schedule 13D filed on September 9, 2025 (such Schedule 13D and amendments, the Original Statement), as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Statement. Except as specifically amended by this Amendment, items in the Original Statement are unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Statement is hereby amended and supplemented as follows:

On January 7, 2026, the Reporting Person completed the Share Transfer (as defined in Item 4 of this Amendment), pursuant to which the Reporting Person transferred an aggregate of 741,272 Shares at a purchase price of $4.50 per Share, or $3,335,724 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Statement is hereby amended and supplemented as follows:

The Reporting Person entered into share transfer agreements dated December 30, 2025 (the Share Transfer Agreements) and agreed to transfer (the Share Transfer) an aggregate of 741,272 Shares at a price of $4.50 per Share for aggregate proceeds of $3,335,724, as follows:

Name of Transferee Number of Shares Proceeds
Im Sung Jin 248,028 $1,116,126
Lee Aram 234,882 $1,056,969
Im Bumjin 258,362 $1,162,629

The Shares reported on this Amendment were transferred The Shares were transferred for liquidity purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) of the Original Statement is hereby amended and restated as follows:

The percentage of beneficial ownership reported in this Item 5, and on the Reporting Persons cover page to this Amendment, is based on a total of 6,373,869 shares of common stock, which represents the number of shares of common reported as outstanding on November 3, 2025, as reported in the Issuers Form 10Q filed with the Securities and Exchange Commission on November 7, 2025. All of the share numbers reported below, and on the Reporting Persons cover page to this Amendment, are as of January 7, 2026, and give effect to the Share Transfers. The cover page to this Amendment is incorporated by reference in its entirety into this Item 5.

The Reporting Person is the beneficial owner of a total of 2,592,061 shares of Common Stock, representing approximately 40.7 percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby supplemented as follows:

The Reporting Person entered into Share Transfer Agreements and agreed to transfer an aggregate of 741,272 Shares at a price of $4.50 per Share for aggregate proceeds of $3,335,724, as follows:

Name of Transferee Number of Shares Proceeds
Im Sung Jin 248,028 $1,116,126
Lee Aram 234,882 $1,056,969
Im Bumjin 258,362 $1,162,629

## Signatures
- Exicure HiTron Inc.: /s/ Young Chul Han, CEO (01/08/2026)